UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 10, 2018

WESBANCO, INC.
(Exact name of registrant as specified in its charter)

West Virginia	000-08467	55-0571723
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

1 Bank Plaza, Wheeling, WV	26003
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code       (304) 234-9000

Former name or former address, if changed since last report  Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).    Emerging growth company. ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously announced, Wesbanco, Inc. ("WesBanco") and Farmers Capital Bank Corporation ("Farmers Capital") entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 19, 2018, providing for, among other things, the merger of Farmers Capital with and into WesBanco with WesBanco surviving (the "Proposed Merger"). The Merger Agreement also provides that, immediately following the completion of the Proposed Merger, United Bank & Capital Trust Company, a Kentucky state-chartered commercial bank and a wholly-owned subsidiary of Farmers Capital ("United Bank"), will merge with and into Wesbanco Bank, Inc., a West Virginia banking corporation and a wholly-owned subsidiary of WesBanco ("WesBanco Bank"), with WesBanco Bank continuing as the surviving bank.

On July 10, 2018 an alleged class action complaint was filed by a purported stockholder of Farmers Capital in the Franklin Circuit Court of the Commonwealth of Kentucky captioned Parshall v. Farmers Capital Bank Corporation (Case No. 18-CI-00699) against Farmers Capital, United Bank, the individual members of the board of directors of Farmers Capital ("Defendant Directors"), WesBanco and WesBanco Bank (the "Complaint"). Among other things, the Complaint alleges that the Definitive Proxy Statement filed by Farmers Capital with the Securities and Exchange Commission ("SEC") on June 15, 2018 failed to disclose allegedly material information, including information relating to Farmers Capital's financial projections and the valuation analyses performed by Farmers Capital's financial advisor in connection with the Proposed Merger, and that the Director Defendants breached various of their fiduciary duties to Farmers Capital's shareholders and that Farmers Capital, United Bank, WesBanco and WesBanco Bank aided and abetted those alleged breaches.

The Complaint generally seeks an injunction barring the defendants from consummating the Proposed Merger. Alternatively, the Complaint seeks rescission of the Merger or rescissory damages.  The Complaint also requests an accounting for all damages suffered as a result of the alleged claims asserted in the Complaint and an award of the costs incurred in prosecuting the case, including attorneys' and experts' fees and costs.

WesBanco and Farmers Capital believe the allegations in the Complaint are without merit and intend to defend vigorously against those allegations.

Information About the Merger and Where to Find It
In connection with the Proposed Merger, WesBanco filed with the SEC a Registration Statement on Form S-4 which was declared effective on June 15, 2018, that includes a Proxy Statement of Farmers Capital and a Prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF FARMERS CAPITAL AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Proxy Statement/Prospectus dated June 15, 2018 was mailed to shareholders of Farmers Capital on or around June 18, 2018. The Farmers Capital shareholder meeting is scheduled for July 23, 2018. In addition, the Registration Statement on Form S-4, which includes the Proxy Statements/Prospectus, and other related documents filed by WesBanco with the SEC, may be obtained for free at the SEC's website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from WesBanco's website at http://www.wesbanco.com.
Participants in the Solicitation
WesBanco and Farmers Capital and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Farmers Capital in connection with the Proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco's 2018 annual meeting of shareholders, as filed with the SEC on March 13, 2018. Information about the directors and executive officers of Farmers Capital is set forth in the proxy statement for Farmers Capital's 2018 annual meeting of shareholders, as filed with the SEC on April 2, 2018. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of Farmers Capital shareholders in connection with the proposed merger is included in the Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC or WesBanco using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
FARMERS CAPITAL SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WesBanco, Inc.
(Registrant)

Date: July 12, 2018	/s/ Robert H. Young
Robert H. Young
Executive Vice President and
Chief Financial Officer